June 28, 2006
Securities and Exchange Commission Division of Corporate Finance 100 F. Street, N.E Washington, D.C. 20549 Attention: David R. Humphrey, Branch Chief
Re:	Autoliv Inc. Form 10-K for the fiscal year ended December 31, 2005 filed February 28, 2006 File No. 1-12933

Dear Mr. Humphrey,

On behalf of Autoliv, Inc. ("Autoliv", the "Company" or "we"), we are writing to respond to the comments set forth in your letter to Mr. Magnus Lindquist, dated July 18, 2006, with respect to the above referenced filing of the Company.

Set forth below are our responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter. The Company does not propose to file an amendment to its 2005 Form 10-K.

FORM 10-K (Fiscal Year December 31, 2005)

Autoliv Annual Report 2005

Cash Requirements
Comment No. 1: We have reviewed your response to prior comments 3 and 11. With respect to comment 3, we note your proposed disclosure to rename the main caption to "Capital Structure" and to rename the measure "working capital" to "operating working capital". Please disclose that this is a non-U.S. GAAP measure and provide a cross-reference to a detailed discussion of the measure and its computation as reconciled to the U.S. GAAP measure of working capital. In addition, expand your disclosure to include relevant information from the first and second paragraphs of your response to comment 3 addressing why your policy (i.e. working capital should not exceed 10% of your sales) is a meaningful financial metric for investors to consider in evaluating your ability to meet your cash requirements. With respect to the proposed tabular disclosure in response to comment 11, please discuss the significance of providing each of the reconciling items that are used in arriving at the non-U.S. GAAP measure of "operating working capital" as it is unclear as to the usefulness of this measure to the Company's operations apart from the U.S. GAAP measure of "working capital". We suggest this non-U.S. GAAP measure and tabular reconciliation be excluded from your MD&A.

Response: With respect to the discussion to be renamed "CAPITAL STRUCTURE", we will identify "Operating working capital" as a non-U.S. GAAP measure and provide a cross-reference to the reconciliation to the U.S. GAAP measure of working capital and the related discussion of the measure. We will expand our disclosure to discuss why the target of 10% of sales is meaningful.

With respect to the tabular disclosure in response to Comment 11, we will, in future filings, include disclosure substantially to the following effect, updated as appropriate:

Reconciliation of "Operating working capital" to U.S. GAAP measure

Operating working capital	December 31, 2005
Total current assets	$2,162.5
Total current liabilities	(1,764.3)
Working capital	398.2
Cash and cash equivalents	(295.9)
Short-term debt	508.4
Derivative asset and liability, current	(92.9)
Dividends payable	-
Operating working capital	$517.8

The Company uses the measure "Operating working capital" as defined in the table above in its communications with investors and for management review of the development of working capital cash generation from operations. The reconciling items used to derive this measure are, by contrast, managed as part of our overall debt management.

We note your suggestion that the "Operating working capital" measure and tabular reconciliation be excluded from our MD&A. We believe this measure is integral to the way we manage the cash generation aspects of our business operations and has been historically important to investors and analysts in evaluating our performance. Accordingly, we believe it is necessary to include and discuss this fully in our MD&A in order to present the most meaningful evaluation of our operations and results for readers of our financial reports. We would like to re-emphasize that the management of "Operating working capital" is essential as part of our efforts to optimize cash generation by focusing on operationally derived working capital. By comparison management of cash and debt, while important to the overall business, is not part of the responsibilities of day-to-day operations' management.

Comment No. 2: We have reviewed your response to prior comment 4. Please expand your disclosure to include the first paragraph of your response, particularly that you have defined a debt limitation policy consisting of a leverage ratio and an interest coverage ratio, and the reasons thereof, and that, until December 2004, the measures corresponded to the financial covenants in your revolving credit facility; however, subsequent thereto, you no longer have financial covenants in your revolving credit facility nor any such financial covenants in any other debt instruments.

Response: We will, in future filings, expand our disclosure to include information from the first paragraph of our response to prior Comment 4, and specifically discuss that we, as part of managing our overall debt and capital structure, have defined a debt limitation policy consisting of a leverage ratio and an interest coverage ratio. We will disclose the reasons thereof, and that, until December 2004, these measures corresponded to the financial covenants in our Revolving Credit Facility; but that subsequent thereto, we no longer have any financial covenants in our Revolving Credit Facility or any other debt agreements.

Management's Discussion and Analysis

Items Affecting Comparability

Non-U.S. GAAP Measures

Comment No. 3: We have reviewed your response to prior comment 7. We suggest that you also, for each tabular reconciliation to be provided in the various MD&A sections, clearly present narrative introductory disclosure identifying the table as one that reconciles the non-U.S. GAAP measure to the U.S. GAAP basis financial statements. The narrative disclosure should clearly identify the non-U.S. GAAP measure and its usefulness to management in analyzing operations and company performance.

Response: We will, in future filings, for each tabular reconciliation to be provided in the various MD&A sections, clearly present narrative introductory disclosure identifying the table as one that reconciles the non-U.S. GAAP measure to the U.S. GAAP basis financial statements. The narrative disclosure will identify the non-U.S. GAAP measure and its usefulness to management in analyzing operations and company performance.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Net Sales

Comment No. 4: We have reviewed your response to prior comment 8. As your financial statements are prepared under U.S. GAAP and are stated in U.S. dollars, it is unclear why an investor would not be able to understand developments in your business, including the impact from effect of exchange rates and acquisitions and dispositions. We suggest you clearly disclose that "organic sales" is a non-U.S. GAAP measure, and describe how this amount is calculated or derived from your U.S. dollar denominated sales reported in your financial statements. Also, disclose from your response, that 75% of your sales are denominated in currencies other than the U.S. dollar. It is unclear, from your proposed tabular presentation, whether the actual amount of "organic sales growth" represents non-U.S. dollar or U.S. dollar denominated sales. Further, to the extent acquisitions and dispositions on a stand-alone basis, are significant, we suggest you separately disclose the impact from each. For consistency with other proposed tabular presentations of non-U.S. GAAP measures, we suggest you provide dollar amounts in addition to percentage changes.

Response: In future filings, to the extent acquisitions and dispositions on a stand-alone basis, are significant, we will separately disclose the impact from each on organic sales growth.

For consistency with other proposed tabular presentations of non-U.S. GAAP measures, we will provide dollar amounts in addition to percentage changes. The disclosure will be substantially to the following effect, updated as appropriate:

Components of net sales increase (decrease)	2005 (USD Millions)	2005 $	2004 (USD Millions)	2004%
Organic sales growth	12.9	.2	414.7	7.8
Impact of acquisitions/divestments	24.3	.4	70.5	1.3
Effect of exchange rates	23.8	.4	358.0	6.8
Reported net sales change	61.0	1.0	843.2	15.9

The Company has substantial operations outside the United States and currently, approximately 75% of sales are denominated in currencies other than the U.S. dollar. This makes the Company and its performance in regions outside the U.S. sensitive to changes in the U.S. dollar exchange rates. The Company therefore uses the non-U.S. GAAP measure "Organic sales growth" in its external communications with investors and internally for management's analysis of sales development. The measure "Organic sales growth" presents the increase or decrease in our overall U.S. dollar net sales on a comparative basis, allowing separate discussion of the impacts of acquisitions/divestments and exchange rates. We believe this is a key performance measure, from an investor perspective, helping users of our financial statements fully understand the underlying sales development of the business. The tabular reconciliation above presents "Organic sales growth" as reconciled to the change in the total net sales as can be derived from our audited financial statements.

Interest Expense, Net

Comment No. 5:We have reviewed your response to prior comment 10. Please clarify in your disclosure that "net debt" is a non-U.S. GAAP measure. Also, disclose why this measure is useful to management and investors, given that it is no longer appears to be used under the revolving credit facility. Clarify that the measure should not be used as an alternative to the "total debt" as determined under U.S. GAAP. The non-U.S. GAAP measure should be presented and discussed as a supplemental measure to the primary GAAP measure.

Response: In future filings, we will disclose that "Net debt" is a non-U.S. GAAP measure. We will also disclose why we consider this measure to be useful to management and investors, given that it is no longer used under our Revolving Credit Facility. The non-U.S. GAAP measure will be presented and discussed as a supplemental measure to the primary U.S. GAAP measure of total debt.

Notes to Consolidated Financial Statements

Note 11. Product Related Liabilities

Comment No. 6: We have reviewed your response to prior comment 15. We suggest your proposed disclosures include more specifics as to the reason for the higher payments in 2005 and 2004, such as describing the nature of the ongoing recalls for the replacement of defective products, including the origination date of the recalls and the products involved. Please also describe the nature of the warranty-related issue with a customer and the amount involved, if material to the total payments or accruals made in 2004 and 2005.

Response: Our general policy is not to provide specific details of potentially faulty products or products that for other reasons could be the subject of activities primarily by our customers. Similarly, our general policy is not to provide specific details of warranty-related issues per product or associate such issues with individual customers or poducts.

The total liabilities for product related issues in 2004 included more than 20 individual issues, the largest of which represented $11.8 million. In 2005 there were also more than 20 individual issues, the largest of which represented $12.2 million. No individual issue in either year was determined to be material.

FORM 10-Q (Quarter Ended March 31, 2006):

Note 1. Basis of Presentation

Comment No. 7: We have reviewed your response to prior comment 19. It appears the change in your dividend policy should represent the correction of an error in previously issued financial statements. Dividends declared on stock that is accounted for as equity should generally be reflected as a liability and as a reduction to equity, at the time they are "declared." As such it appears a revision to your financial statements and disclosure, in the form of restatement, may be necessary. However, you indicate in your response and disclose in the March 31, 2006 Form 10-Q that the change was not material to your financial position at March 31, 2006, or any prior fiscal periods. Please supplementally provide to us a schedule that shows the impact from this misapplication of GAAP on current liabilities and shareholders' equity for each quarter in fiscal years 2004, 2005 and the subsequent interim period in 2006. We may have further comment after review of your response. We refer you to FASB Concepts Statement No. 6 paragraph 39 and SFAS No. 154, paragraphs 2(h) and 25.

Response: In addition to the quantitative assessment noted below, we also believe this change is not material from a qualitative perspective since it does not affect any of our key operating perfomance metrics or ratios typically used by investors and analysts. Also, as noted above, the Company has no financial covenants that would be impacted.

The table below shows the financial impact of the change in our recording of dividends on current liabilities and shareholders' equity for each quarter in fiscal years 2004, 2005 and the first quarter of 2006. Based upon this we concluded that this change was clearly not material to the Company's financial position.

(USD Millions) Q1 2004
	Reported	If Restated	Change	%
Dividends accrued		18.9
Total current liabilities	1,371.6	1,390.5	18.9	1.4%
Total shareholders equity	2,428.3	2,409.4	(18.9)	(.8%)

Q2 2004
	Reported	If Restated	Change	%
Dividends accrued		18.7
Total current liabilities	1,387.8	1,406.5	18.7	1.3%
Total shareholders equity	2,454.6	2,435.9	(18.7)	(.8%)

Q3 2004
	Reported	If Restated	Change	%
Dividends accrued		18.4
Total current liabilities	1,426.8	1,445.2	18.4	1.3%
Total shareholders equity	2,450.7	2,432.3	(18.4)	(.8%)

Q4 2004
	Reported	If Restated	Change	%
Dividends accrued		23.0
Total current liabilities	1,799.3	1,822.3	23.0	1.3%
Total shareholders equity	2,636.4	2,613.4	(23.0)	(.9%)

Q1 2005
	Reported	If Restated	Change	%
Dividends accrued		27.4
Total current liabilities	1,761.9	1,789.3	27.4	1.6%
Total shareholders equity	2,603.5	2,576.1	(27.4)	(1.1%)

Q2 2005
	Reported	If Restated	Change	%
Dividends accrued		26.8
Total current liabilities	1,902.3	1,929.1	26.8	1.4%
Total shareholders equity	2,516.8	2,490.0	(26.8)	(1.1%)

Q3 2005
	Reported	If Restated	Change	%
Dividends accrued		27.5
Total current liabilities	1,864.5	1,892.0	27.5	1.5%
Total shareholders equity	2,429.5	2,402.0	(27.5)	(1.1%)

Q4 2005
	Reported	If Restated	Change	%
Dividends accrued		26.8
Total current liabilities	1,764.3	1,791.1	26.8	1.5%
Total shareholders equity	2,316.1	2,289.3	(26.8)	(1.2%)

Q1 2006
	Reported	If Restated	Change	%
Dividends accrued	26.5	0.0
Total current liabilities	1,866.9	1,866.9	0.0	0.0%
Total shareholders equity	2,313.8	2,313.8	0.0	0.0%

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In connection with responding to your comments we acknowledge that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send a copy of any additional correspondence to the undersigned at:
Autoliv, Inc.
World Trade Center
Klarabergsviadukten 70
SE-107 24, Stockholm
Sweden
Direct fax: +46 8 24 44 16

If you would like to discuss any aspect of the Company's response, please call me on +46 8 587 20 612.

Sincerely,

Magnus Lindquist
Vice President and Chief Financial Officer